Exhibit 99.3
Conformed Copy
GUARANTEE AGREEMENT
This Guarantee Agreement (this “Guarantee”) is entered into on the 22nd day of July 2011 between:
(i)	Telenor ASA, a company incorporated under the laws of Norway with its registered office at Snarøyveien 30, N-1331 Fornebu, Norway (the “Guarantor”); and

(ii)	J.P. Morgan Securities Ltd., a company incorporated under the laws of England with its registered office at 125 London Wall, London EC2Y 5AJ, United Kingdom (the “Beneficiary”).
WHEREAS:
A.	Telenor East Holding II AS (the “Principal”) has become a party to the Confirmation dated 22 July 2011 (as amended, supplemented or otherwise modified and in effect from time to time in accordance with the terms thereof, the “Confirmation”), including the indemnity set forth in Section 4 thereof (the “Indemnity”), that supplements, forms a part of, and is subject to, the ISDA Master Agreement (including the Schedule thereto) dated as of 22 July 2011 (the “ISDA Master Agreement”), as amended and supplemented by the 1995 ISDA Credit Support Annex (Bilateral Form-Transfer), dated as of 22 July 2011 (the “Transaction CSA”, and together with the ISDA Master Agreement and the Confirmation (including the Indemnity), as further amended and supplemented from time to time, the “Agreement”), with respect to the total return swap transaction with the Beneficiary that is described in the Confirmation and the related Transaction CSA (the “Transaction”); and

B.	The Guarantor has executed this Guarantee at the request of the Principal as security for the due and punctual payment, observance and performance of all of the Principal’s obligations in respect of the Transaction under the Agreement (including, for the avoidance of doubt, with respect to the Indemnity).
NOW THEREFORE, the parties agree as follows:
1.	Subject to the terms of this Guarantee, the Guarantor hereby irrevocably and unconditionally guarantees to the Beneficiary, as primary obligor and for its account upon the Beneficiary’s first demand (Norwegian: “påkravsgaranti”), the due, complete and punctual payment of all amounts which are or may become due and payable by the Principal, and the due, complete and punctual performance of all other obligations, agreements, covenants, indemnities and undertakings of the Principal in respect of the Transaction under the Agreement, including with respect to the Indemnity, together with all claims for damages, losses, costs and/or expenses arising from or in connection with the failure punctually and completely to pay or perform such obligations, agreements, covenants, indemnities and undertakings (such obligations, agreements, covenants, indemnities and undertakings being guaranteed hereunder, collectively, the “Guaranteed Obligations”).

In addition to its guarantee of the Guaranteed Obligations, the Guarantor shall indemnify the Beneficiary on first demand against any and all loss or liability suffered by the Beneficiary if any Guaranteed Obligations are or become unenforceable, invalid or illegal as if such Guaranteed Obligations had not become unenforceable, invalid or illegal.

The aggregate liability of the Guarantor hereunder, including any liabilities in respect of default interest, fees, costs and expenses, shall be limited to USD 1,000,000,000.

2.	This Guarantee is a continuing guarantee and shall not be satisfied, discharged or affected by any intermediate payment or discharge in whole or in part. There is no limit on the number of claims that may be made by the Beneficiary.

3.	This Guarantee shall be a primary obligation of the Guarantor, and the Beneficiary shall not be obliged before claiming under this Guarantee or enforcing the obligations under this Guarantee to take any action in any court or arbitral proceedings against the Principal, to make any claim against or any demand of the Principal, to proceed or enforce any other right or security held by the Beneficiary (or anyone else) in respect of the Guaranteed Obligations or to enforce any process of execution against the Principal.

This Guarantee is an “on demand” guarantee, independent of the underlying relationship. Accordingly, the Guarantor waives any and all defenses, objections and similar actions based on (and/or arising from) the Guaranteed Obligations, underlying relationships, agreements and other transactions whatsoever.

The Guarantor’s obligations herein shall be paid in full upon the Beneficiary’s first demand, free of any set-off, counterclaim, reduction, objection or defenses by the Guarantor.

4.	If any payment by the Principal or any discharge given by the Beneficiary is avoided or reduced as a result of insolvency or any similar event:
(a)	the liability of the Guarantor shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

(b)	the Beneficiary shall be entitled to recover the value or payment from the Guarantor, as if the payment, discharge, avoidance or reduction had not occurred.
5.	The obligations of the Guarantor under this Guarantee will not be affected, reduced, released or prejudiced by any act, omission, matter or thing which, but for this Clause 5, would reduce, release or prejudice any of its obligations under this Guarantee, including, but not limited to:
(a)	any time, waiver or consent granted to, or composition with, the Principal;

(b)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Principal or any other person;

(c)	any unenforceability, illegality or invalidity of the Guaranteed Obligations, including any obligation with respect to the Indemnity;

(d)	any insolvency or similar proceedings; and

(e)	any other act or omission which would have not been discharged or affected the liability of the Guarantor had it been principal debtor instead of guarantor or by anything done or omitted which but for this provision might operate to exonerate the Guarantor.
6.	Until all Guaranteed Obligations have been paid in full, the Guarantor waives all rights of subrogation which it may at any time otherwise have as a result of this Guarantee and any right to enforce any other remedy which the Guarantor has or may have against the Principal and any right to claim or prove as creditor of the Principal in competition with the Beneficiary.

7.	This Guarantee (i) is valid until all Guaranteed Obligations (other than with respect to the Indemnity) are paid in full, and (ii) with respect to the Indemnity, survives the termination of the Confirmation; provided that notice of any claim under the Guarantee with respect to the Guaranteed Obligations (other than with respect to the Indemnity) must be given not later than 30 Business Days (as defined in the Confirmation) after the date on which notice is given to the Principal of the Beneficiary’s or the Calculation Agent’s (as defined in the Confirmation) final determination of the amounts due and owing upon termination or final settlement of the “Transaction” under the Confirmation (whether in respect of the early termination, cash settlement, early unwind or otherwise of such Transaction).

8.	Any claim or notice made or given by the Beneficiary to the Guarantor under this Guarantee shall be deemed to be sufficiently made and given if in writing and sent by letter or telefax to the following address(es):

with a copy to:
Telenor ASA	Advokatene i Telenor
Snarøyveien 30	Snarøyveien 30
N-1331 Fornebu, Norway	N-1331 Fornebu, Norway
Facsimile No.: +47 67 58 10 53	Facsimile No.: +47 67 89 24 32
Attention: Group Treasurer	Attention: Bjørn Hogstad

and a copy to:
Orrick, Herrington & Sutcliffe (Europe) LLP
107 Cheapside
London EC2V 6DN, United Kingdom
Facsimile No.: +44 20 7862 4800
Attention: Peter O’Driscoll

Any such notice shall be deemed to have reached the Guarantor (i) if by letter, when left at the relevant address or five working days after being deposited in the post prepaid in an envelope addressed to the Guarantor at that address, or (ii) if by fax, when dispatched, but only if the Beneficiary has a record which shows that transmission to the correct fax number was effectively made.

9.	The Beneficiary shall not assign or transfer any of its rights under this Guarantee without the prior written consent of the Guarantor except if a transfer is made in connection with any transfer or assignment under Section 5(b) (“Transfer or Assignment”) of the Confirmation.

10.	The Financial Contracts Act of 25 June 1999 no. 46 (Norwegian: “Finansavtaleloven”) shall not (to the extent applicable) apply to this Guarantee.

11.	This Guarantee shall be governed by and construed in all respects in accordance with the laws of Norway. Any dispute arising out of or in connection with this Guarantee shall be resolved by the courts of Norway, legal venue to be Asker og Bærum Tingrett.

IN WITNESS WHEREOF, the parties hereto have executed this Guarantee as of the date first above written.

/s/ Jon Fredrik Baksaas Telenor ASA, as Guarantor
Name: Jon Fredrik Baksaas
Title: President and CEO

/s/ Maarten Petermann J.P. Morgan Securities Ltd., as Beneficiary
Name: Maarten Petermann
Title: Managing Director